UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 0-27414

REMEC, Inc. Profit Sharing 401(k) Plan

3790 Via de la Valle

Del Mar, CA 92014

(Full title of the plan and the address of the plan)

REMEC, Inc.

3790 Via de la Valle

Del Mar, CA 92014

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

REMEC, Inc. Profit Sharing 401(k) Plan

Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

REMEC, Inc.

Profit Sharing 401(k) Plan

Audited Financial Statements and

Supplemental Schedule

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

REMEC, Inc. as Plan Administrator of

REMEC, Inc. Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of REMEC, Inc. Profit Sharing 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

San Diego, California

June 14, 2004

REMEC, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Investments, at fair value	$37,054,432	$27,010,469

Employer contributions receivable	168,440	175,064

Net assets available for benefits	$37,222,872	$27,185,533

See accompanying notes.

REMEC, Inc.

Profit Sharing 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employee contributions	$3,598,722
Rollover contributions	553,830
Employer contributions, net of forfeitures	712,460
Net realized and unrealized appreciation in fair value of investments	8,208,680
Interest and dividends	419,859

Total additions	13,493,551

Deductions:
Distributions to participants	3,437,743
Administrative expenses	18,469

Total deductions	3,456,212

Net increase	10,037,339
Net assets available for benefits at:
Beginning of year	27,185,533

End of year	$37,222,872

See accompanying notes.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Significant Accounting Policies

General

The financial statements of REMEC, Inc. Profit Sharing 401(k) Plan (the “Plan”) are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The shares of REMEC, Inc. common stock are valued at quoted market prices at year end. The participant loans are valued at their outstanding balance, which approximates fair value.

The REMEC, Inc. Common Stock Fund consists of the underlying company stock and a short-term cash component, Fidelity Institutional Money Market Fund, to provide liquidity for daily trading.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General

The Plan is a defined contribution profit sharing and retirement plan covering all eligible employees of REMEC, Inc. (the “Company”). The effective date of the Plan is January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the trustee are offset against fund performance in the net appreciation in future value of investments section of the statement of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the issuers of the investments to the extent of amounts recorded on the statement of net assets available for benefits.

Eligibility

The Plan covers all employees of the Company over the age of 18. There is no service requirement. Employees may elect to join the Plan quarterly on January 1, April 1, July 1, and October 1.

Contributions

Each year, participants may contribute from 1% to 15% of pretax compensation, as defined in the Plan and subject to the annual limits of the Internal Revenue Code.

The Company may make a discretionary profit-sharing contribution in an amount to be determined annually by the Sponsor. A participant must be employed on the last day of the plan year and have earned at least 501 hours of service to be eligible for any profit-sharing contributions. The profit-sharing contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants. There were no discretionary profit-sharing contributions during 2003.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions (continued)

The Company also makes a matching contribution. The matching contribution is an amount equal to the percentage determined by the Sponsor of all of the tax-deferred contributions of eligible participants for the contribution period up to a maximum match of $720 annually.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and the Plan’s earnings or losses. The benefit to which a participant is allowed is limited to the vested balance in his account.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are retained in the Plan and will first be applied against the Plan’s expenses for the plan year, and will then be used to reduce future employer contributions. The balance of forfeited non-vested accounts was not material as of December 31, 2003 or 2002. Forfeitures of $29,110 and $35,820 were used during 2003 and 2002 to pay the Plan’s expenses and reduce employer contributions, respectively.

Vesting

Participants are immediately vested in their elective contributions, plus actual earnings thereon, and such amounts are non-forfeitable. With regard to employer matching and discretionary contributions, participants are 50% vested after one year and 100% vested after two years of service.

Participants Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 1.75% to 11.5%. Principal and interest is paid through bi-weekly payroll deductions.

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Payment of Benefits

Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. At the Plan sponsor’s option, if the account balance is $5,000 or less, the entire balance may be distributed.

Administrative Expenses

Administrative expenses are borne by the Company, except for fees related to the administration of participant loans (and brokerage) which are deducted from the participants’ applicable account.

Plan Amendments

The Plan was amended and restated effective August 29, 2003 to comply with a series of federal laws affecting tax-qualified retirement plans, known as the “GUST” amendments. These amendments did not affect the net assets of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

3. Investments

Fidelity Management Trust Company, the Trustee of the Plan, holds the Plan’s investments and executes all investment transactions. During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net realized and unrealized appreciation in fair value of investments
Common stock	$4,041,335
Mutual funds	4,167,345

Total	$8,208,680

REMEC, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2003		2002
REMEC, Inc. Common Stock	$7,359,225		$3,700,086
Fidelity Magellan Fund	5,117,825		3,934,164
Fidelity Retirement Money Market Portfolio	5,062,204		4,889,883
Fidelity Growth Company Fund	4,415,981		2,735,084
Fidelity Growth and Income Portfolio	3,948,826		3,157,914
Fidelity Contrafund	3,026,246		2,295,624
Fidelity Asset Manager	2,640,511		2,115,492
Fidelity Investment Grade Bond Fund	1,590,535	*	1,961,579

*	Investment balance was less than 5% of the Plan’s net assets.

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated December 5, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the plan’s qualified status.

Supplemental Schedule

REMEC, Inc.

Profit Sharing 401(k) Plan

Employer ID #95-3814301, Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue	(c) Description/ Number of Shares	(d) Current Value
*	Fidelity Management Trust Company
	Fidelity Magellan Fund	52,361.621	$5,117,826
	Fidelity Fund	211.522	5,940
	Fidelity Ginnie Mae	728.152	8,068
	Fidelity Contrafund	61,322.114	3,026,246
	Fidelity Equity Income	1,228.163	61,101
	Fidelity Growth Company Fund	88,196.140	4,415,981
	Fidelity Investment Grade Bond Fund	210,666.888	1,590,535
	Fidelity Growth and Income Portfolio	110,828.673	3,948,826
	Fidelity Inter Bond	5,078.516	54,137
	Fidelity Cap & Income	8,796.085	70,896
	Fidelity Overseas	198.917	6,252
	Fidelity Real Estate Investment	6,873.040	162,960
	Fidelity Balanced	208.407	3,491
	Fidelity Cap Apprec	1,805.118	44,243
	Fidelity Conv Sec	608.143	12,266
	Fidelity Canada	52.817	1,447
	Fidelity Utilities	2,315.083	26,577
	Fidelity Blue Chip	17.630	699
	Fidelity Asset Manager	167,545.144	2,640,511
	Fidelity Disc Equity	15.721	357
	Fidelity Low PR Stk	4,382.212	153,290
	Fidelity Emerging Markets	315.010	3,342
	Fidelity Aggressive Growth	503.892	7,523
	Fidelity Divers International	33,209.877	801,022
	Fidelity New Market Income	2,216.553	30,810
	Fidelity Aggressive International	1,463.449	22,259
	Fidelity Small Cap Independ	3,585.838	64,330
	Fidelity Mid-Cap Stock	980.315	21,145

(a)	(b) Identity of issue	(c) Description/ Number of Shares	(d) Current Value
	Fidelity Large-Cap Stock	23.207	322
	Fidelity Small-Cap Stock	417.574	7,141
	Fidelity Japan	304.318	3,512
	Fidelity Southeast Asia	91.900	1,340
	Fidelity Freedom Income	3,195.173	35,435
	Fidelity Freedom 2000	592.818	6,983
	Fidelity Freedom 2010	13,816.196	179,887
	Fidelity Freedom 2020	3,389.077	44,126
	Fidelity Freedom 2030	3,049.281	39,488
	Fidelity Small Cap Retirement	320.640	4,428
	Fidelity Short Term Bond	1,779.896	16,090
	Fidelity Retirement Money Market Portfolio	5,062,204.250	5,062,204
	Fidelity Retirement Government Money Market	3,409.610	3,410
	Fidelity MGD Income Portfolio	19,659.650	19,660
	Spartan US Equity Index Fund	16,723.812	659,085
	Fidelity US Bond Index	753.217	8,429
	Fidelity Freedom 2040	5,382.869	40,694
	Fidelity STR MDCAP Growth	1,017.922	10,505
	Fidelity International Small Cap	230.791	4,309
	Baron Growth	1,308.111	46,359
	PBHG Emerging Growth	284.378	3,737
	Ariel Appreciation	63.488	2,749
	PBGH Growth Fund	71.549	1,274
	Invesco Dynamics	14.048	207
	NB Focus Trust	141.582	3,743
	Pimco High Yield Adm	1,762.649	17,221
	Templeton Growth A	163.790	3,386
	Templeton Global Bond A	1,095.283	11,183
	Scuder International Fund S	8.604	330
	Janus Adv International Growth	6.180	150
	TCW Galileo Select Equity N	45.298	773
	Oakmark Equity & Income I	173.498	3,820
	Janus Mid Cap Value	20.780	424
*	REMEC, Inc. Common Stock	1,215,414.020	7,359,225
*	Participant loans	1.75% to 11.5% interest, various maturities	1,150,723

			$37,054,432

*	Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, REMEC, Inc., as the administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

REMEC, Inc. PROFIT SHARING 401(k) PLAN

By:	REMEC, Inc.
By:	/s/ Winston E. Hickman
Winston E. Hickman
Executive Vice President and Chief Financial Officer

EXHIBITS

23.1.	Consentof Ernst & Young LLP, Independent Registered Public Accounting Firm